Exhibit 12.1

JETBLUE AIRWAYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three Months Ended March 31,
	2005	2004

Earnings:
Income before income taxes	$11,806	$25,764
Less: Capitalized interest	(3,798)	(1,576)
Add:
Fixed charges	36,321	24,211
Amortization of capitalized interest	181	134
Adjusted earnings	$44,510	$48,533

Fixed charges:
Interest expense	$20,094	$9,491
Amortization of debt costs	564	330
Rent expense representative of interest	15,663	14,390
Total fixed charges	$36,321	$24,211

Ratio of earnings to fixed charges	1.23	2.00